Exhibit 99.18

CONSENT OF EXPERT

I hereby consent to the use of my name and information attributed to me included or incorporated by reference in the Annual Report on Form 40-F for the year ended June 30, 2026 of New Pacific Metals Corp. being filed with the United States Securities and Exchange Commission (the “SEC”) and the Registration Statement on Form F-10 (Registration No. 333-290324) of New Pacific Metals Corp. filed with the SEC.

Dated: September 23, 2026

\s\ “Alex Zhang”
Alex Zhang, P.Geo.